PRESS RELEASE

Embargoed
TSX-CZN	9:00AM Eastern Time

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Canadian Zinc Reports Exploration Results

Toronto – September 30, 2004 - Canadian Zinc Corporation today reports results from the first phase of its summer 2004 exploration programme at its Prairie Creek property in the Northwest Territories.

Diamond Drilling

The surface diamond drilling programme began in June 2004 utilizing two of the Company’s Longyear diamond drill rigs operated by Advanced Diamond Drilling Ltd. of Surrey, B.C..  It is expected that a total of 27 holes will have been drilled during the season which will total about 6,000 metres of core.

Assay results for the first 15 holes, drilled to the end of July, have now been received from Acme Laboratories, Vancouver.  There have been extensive delays in receipt of assays from the laboratory due to the substantial volume of exploration activity.

The summer exploration programme had three different objectives or targets: infill drilling; mine site exploration drilling; and northern down dip extensions.

Infill Drilling

Four holes were drilled within the previously defined vein mineral resource.  The results from these holes were very encouraging, with all holes intersecting significant grade mineralization, and continue to demonstrate the high grade nature of the Prairie Creek deposit.  For example hole #145 yielded an intersection with a combined zinc/lead grade of 38.2% containing 24 ounces silver per tonne, over a width of 2 metres.

	From	To	Interval	Lead	Zinc	Silver	Copper
Drill Hole	(m)	(m)	(m)%		%	gm/mt	%
PC-04-141	149.4	153.7	4.3	8.3	21.6	106	0.210
PC-04-144	132.2	137.5	5.3	8.9	8.0	313	1.024
PC-04-145	181.4	183.4	2.0	14.8	23.4	740	1.099
PC-04-148	243.6	245.2	1.6	30.4	1.7	341	0.107

“The excellent results from the infill drilling confirm our geological interpretation of the deposit and increase our confidence in the resource in the area from which it is expected early initial production will take place” said Alan Taylor, Vice President of Exploration.

Mine Site Area

This phase of the drilling programme explored the limits of the vein system to the south towards the mill site and outside the predefined area of the mineral resource.  A series of eight relatively shallow holes all intersected the host structure with low grades of metal whilst one hole (#143) intersected a high grade vein with a combined zinc/lead grade of 51.4% with 12 ounces of silver per tonne, over a width of 0.7 metres, at a relatively shallow depth of 105 metres.

Hole 147, which was drilled off strike to the east outside the known resource, intersected a combined zinc/lead grade of 38.1% with 8 ounces of silver per tonne, over a width of 1.1 metres, at a shallow depth of 82 metres.

	From	To	Interval	Lead	Zinc	Silver	Copper
Drill Hole	(m)	(m)	(m)%		%	Gm/mt	%
PC-04-135	158.6	159.7	1.1	4.6	0.6	58	0.066
PC-04-138,140,146	Structure intersected, minimal grade
PC-04-142	124.2	129.7	2.6	0.3	6.4	9	0.007
PC-04-143	105.4	106.1	0.7	21.0	30.4	369	0.914
PC-04-143	167.2	171.0	3.8	4.0	3.6	38	0.027
PC-04-147	82.6	83.7	1.1	16.5	21.6	255	0.736
PC-04-149	Drill hole abandoned

“The intersection of high grade zinc/lead in two separate holes (#143 and #147) in this area outside the known resource is particularly noteworthy for future exploration”, said Mr. Taylor.

In the same general mine site area, three holes were drilled targeted at stratabound potential.  Two of these holes (#137 & #139) intersected massive to semi-massive pyrite zones with minor amounts of zinc and lead (hole #137-6.6% zinc and 2.1% lead; hole #139–5.1% zinc and 6.6% lead) at shallow depths about 40 to 50 metres from surface in a geological setting similar to that of the previously discovered stratabound mineralization.

	From	To	Interval	Lead	Zinc	Silver	Copper
Drill Hole	(m)	(m)	(m)%		%	gm/mt	%
PC-04-136	pyrite only
PC-04-137	49.6	54.7	5.1	0.0	2.3	2	0.002
PC-04-137	84.6	85.6	1.0	2.1	6.6	28	0.041
PC-04-139	42.5	43.1	2.5	6.6	5.1	110	0.254

“Although of a relatively lower grade, the presence of massive sulphides in this area is encouraging and follow up drilling of this sulphide zone, which is in close proximity to the mill and mine complex, is planned”, said Mr. Taylor.

Northern Downdip Extension

Three deep holes have been drilled in this area targeted at vein mineralization outside the area of underground delineation set out in the 2001 Scoping Study.  Assay results are not yet available for these holes.

The drilling programme will continue until early October at which time the surface exploration programme will be completed at Prairie Creek for the season.

All drill core has been logged and sampled under the direct supervision of Alan Taylor P. Geo, who is a qualified person within the meaning of National Instrument 43-101.  All analysis were completed at Acme Analytical Laboratories in Vancouver by certified assayers using an initial 30 element ICP analysis on pulverized samples followed, if warranted, by an AR assay finish, with standards and duplicates routinely analyzed by the laboratory.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.8 million tonnes, grading an average12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billions pounds of lead.

For further information contact:

Alan Taylor	John F. Kearney
Vice President Exploration &COO	President & CEO
(604) 688-2001	(416) 362-6686

This news release may contain forward looking statements based on assumptions and judgments of  management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC, V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Toll free:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

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